UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Babcock & Brown Air Limited
(Name of Issuer)
American Depositary Receipts representing Common Shares
(Title of Class of Securities)
05614P 101
(CUSIP Number)

Karen R. Fagerstrom, Esq. Babcock & Brown 600 Lexington Ave, 19th Floor New York, New York 10022 (212) 415-0231	Peter S. Malloy Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 (650) 251-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 1, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D initially filed on October 12, 2007 with the Securities and Exchange Commission by Babcock & Brown JET-i Co., Ltd (“B&B JET-i”), for and on behalf of itself, Babcock & Brown Investment Holdings Pty Ltd (“BBIHPL”), Babcock & Brown International Pty Ltd and Babcock & Brown Limited (Liquidators Appointed), amended and restated by Amendment No. 1 filed on January 15, 2008 with the Securities and Exchange Commission by B&B JET-i, for and on behalf of itself, BBIHPL, Babcock & Brown International Pty Ltd, Babcock & Brown Limited (Liquidators Appointed), Babcock & Brown Australia Group Pty Ltd, Babcock & Brown Australia Pty Ltd, Babcock & Brown Transaction Holdings Pty Ltd, Babcock & Brown Transactions Pty Ltd and AGSO Property Pty Ltd, amended and supplemented by Amendment No. 2 filed on June 16, 2009 with the Securities and Exchange Commission by B&B JET-i, for and on behalf of itself, BBIHPL, Babcock & Brown International Pty Ltd, Babcock & Brown Limited (Liquidators Appointed), Babcock & Brown Australia Group Pty Ltd, Babcock & Brown Australia Pty Ltd, Babcock & Brown Transaction Holdings Pty Ltd, Babcock & Brown Transactions Pty Ltd and AGSO Property Pty Ltd, and further amended and supplemented by Amendment No. 3 filed on June 24, 2009 with the Securities and Exchange Commission by B&B JET-i, for and on behalf of itself, BBIHPL, Babcock & Brown International Pty Ltd, Babcock & Brown Limited (Liquidators Appointed), Babcock & Brown Australia Group Pty Ltd, Babcock & Brown Australia Pty Ltd, Babcock & Brown Transaction Holdings Pty Ltd, Babcock & Brown Transactions Pty Ltd and AGSO Property Pty Ltd (as so amended and restated and supplemented, the “Prior Filing”), which Schedule 13D relates to the American Depositary Shares, each representing one common share, par value $0.001 per share, of Babcock & Brown Air Limited, a Bermuda corporation.
     Capitalized terms used in this Amendment without being defined herein have the respective meanings given to them in the Prior Filing.
     This Amendment is being filed to disclose that two of the Reporting Persons have entered into certain agreements with respect to ADSs of B&B Air as disclosed in Items 4 and 6 below.
Item 4. Purpose of Transaction
     Item 4 of the Prior Filing is amended by deleting the third paragraph thereof and substituting in its place the following:
     On April 1, 2010, B&B JET-i and BBIHPL (collectively, as the “SPA Sellers”) entered into a Securities Purchase Agreement (the “SPA”) with Summit Aviation Partners, LLC, a Delaware limited liability company (“Summit”), pursuant to which the SPA Sellers have agreed to sell, and Summit has agreed to purchase, or cause an affiliated designee to purchase, in each case subject to the terms and conditions of the SPA, an aggregate of 1,000,000 ADSs of B&B Air (the “Sale ADSs”). A description of the material terms and conditions of the SPA is set forth in Item 6 of this Amendment.
     On April 1, 2010, B&B JET-i also entered into a Securities Repurchase Agreement (the “SRA”) with B&B Air, pursuant to which B&B JET-i has agreed to sell, and B&B Air has agreed to repurchase, in each case subject to the terms and conditions of the SRA, an aggregate of 2,011,265 ADSs of B&B Air (the “Repurchased ADSs”). A description of the material terms and conditions of the SRA is set forth in Item 6 of this Amendment.
     Immediately following the later of (i) the closing date of the transactions contemplated by the SPA (the “SPA Closing Date”) and (ii) the closing date of the transactions contemplated by the SRA (the “SRA Closing Date”), the Reporting Persons will continue to beneficially own 1,411,264 ADSs of B&B Air (the “Retained ADSs”). The Reporting Persons anticipate that the Retained ADSs will represent less than 5% of the outstanding ADSs of B&B Air at such time and, following the filing of a final amendment of this Statement, the Reporting Persons will cease to be subject to the reporting requirements of Section 13(d) of Securities Exchange Act of 1934, as amended, with respect to the ADSs.
     The Reporting Persons’ current intention is to dispose of the Sale ADSs and Repurchased ADSs in accordance with the terms and conditions of the SPA and SRA, respectively. Subject to the terms and conditions of the SPA with respect to the Retained ADS, depending on factors as the Reporting Persons may deem relevant, including, but not limited to, the Reporting Persons’ review and evaluation of the business and prospects of B&B Air, trading prices of the ADSs of B&B Air, general market and economic conditions, tax and accounting considerations and/or business, investment or sale opportunities available to the Reporting Persons’, the Reporting Persons may (a) sell all or any part of the Retained ADSs in a privately negotiated transaction, (b) sell all or any part of the Retained ADSs pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or otherwise, (c) enter into derivative or similar transactions with respect to the Retained ADSs, (d) exercise any of their rights with respect to the Retained ADSs (including, without limitation, (i) registering the Retained ADSs pursuant to B&B Air’s existing shelf registration statement or (ii) including any of the Retained ADSs in a registered offering under the Securities Act by B&B Air) pursuant to that certain Registration Rights Agreement, dated as of October 2, 2007, by and among B&B Air, B&B JET-i and each of the other shareholders of B&B Air that is listed in the signature pages thereto (the “Registration Rights Agreement”), or (e) engage in any combination of the foregoing. Any resulting potential sale or any of the other potential transactions described above may be announced or consummated at any time, without additional prior notice and prior to any further amendment to this Statement. If the transactions contemplated by the SPA and/or SRA are not consummated, the Reporting Persons will update this Statement.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended and supplemented by adding the following at the end thereof:
SPA:
     On April 1, 2010, the SPA Sellers entered into the SPA with Summit, pursuant to which the SPA Sellers have agreed to sell, and Summit has agreed to purchase, or cause an affiliated designee to purchase, in each case subject to the terms and conditions of the SPA, the Sale ADSs.
     The current sole member of Summit is Steve Zissis, the Chairman of the Board of Directors of B&B Air. In addition, as of the SPA Closing Date (defined below), the principal members and employees of Summit and its affiliates will include current members of management of Air Management, BBAM US and BBAM Europe (each as defined below), the manager and servicers of B&B Air.
     The principal terms of the SPA include:
     Purchase Price — Subject to the terms and conditions of the SPA, the SPA Sellers have agreed to sell the Sale ADSs to Summit or its affiliated designee for an aggregate purchase price equal to $8,780,000.
     Retained ADS Purchase Options — The Retained ADSs are subject to the following purchase options in accordance with the terms and conditions of the SPA:
•	Direct Purchase Option — From and after the SPA Closing Date, so long as the SPA Sellers or their affiliates own any Retained ADSs, if the SPA Sellers or their affiliates desire to accept a bona fide offer from a specific third party (a “Transferee”) to purchase any Retained ADSs (whether or not such purchase would be executed through a broker, market maker or on the New York Stock Exchange (“NYSE”)), the SPA Sellers shall promptly deliver to Summit a written notice (an “Offer Notice”) of the terms and conditions of such offer, including the purchase price, the number of Retained ADSs to be transferred, confirmation that the offer to Summit is irrevocable for at least the entire Option Exercise Period (as defined below) and the identity of the Transferee. For a period of twenty (20) calendar days following receipt of the Offer Notice (the “Option Exercise Period”), Summit will have the right to purchase Retained ADSs specified in the Offer Notice upon substantially the same terms and conditions specified therein, including the same price. Summit may exercise such right by delivery of written notice

(the “Option Exercise Notice”) to the SPA Sellers prior to the expiration of the Option Exercise Period. Summit’s exercise of such right shall be irrevocable. If such right is exercised, then (i) Summit may designate in the Option Exercise Notice one of Summit’s affiliates or B&B Air as the person to which all or a portion of the Retained ADSs subject to such purchase right shall be transferred (provided that Summit shall guarantee all obligations of any such affiliate designee to effectuate the purchase and Summit shall remain fully liable for all of its obligations under the SPA) and (ii) Summit and/or such designee, as the case may be, shall effect the purchase of such Retained ADSs, including payment of the purchase price, not more than five (5) business days after delivery of the Option Exercise Notice. If Summit does not deliver an Option Exercise Notice within the Option Exercise Period, then the SPA Sellers or their affiliates may during the ninety (90) calendar day period immediately following the Option Exercise Period accept the offer from the Transferee and effect the sale to the Transferee at the same price and on substantially the same terms and conditions set forth in the Offer Notice. If the SPA Sellers do not sell the Retained ADSs specified in the Offer Notice within such ninety (90) calendar day period, then the SPA Sellers shall not thereafter accept any offer from a Transferee or effect any sale of any Retained ADSs to a Transferee without first offering such Retained ADSs to Summit in the manner described above.
•	Market Trade Option — From and after the SPA Closing Date, so long as the SPA Sellers or their affiliates own any Retained ADSs, if the SPA Sellers or their affiliates desire to place a market order to sell more than 100,000 shares of Retained ADSs through a broker, market maker or on the NYSE, in a transaction that is not pre-arranged with one or more final buyers (a “Market Trade”), the SPA Sellers shall promptly deliver to Summit a written notice (a “Market Trade Notice”) of their intention to place an order to execute such sale. For a period of five (5) business days following receipt of a Market Trade Notice (the “Market Trade Exercise Period”), Summit will have the right to purchase the Retained ADSs specified in the Market Trade Notice at a price equal to the volume weighted average closing price per ADS on the NYSE for the three (3) trading days immediately preceding delivery of the Market Trade Exercise Notice (as defined below). Summit may exercise such right by delivery of written notice (the “Market Trade Exercise Notice”) to the SPA Sellers prior to the expiration of the Market Trade Exercise Period. Summit’s exercise of such right shall be irrevocable. If such right is exercised, then (i) Summit may designate in the Market Trade Exercise Notice one of Summit’s affiliates or B&B Air as the person to which all or a portion of the Retained ADSs subject to such purchase right shall be transferred (provided that Summit shall guarantee all obligations of any such affiliate designee to effectuate the purchase and Summit shall remain fully liable for all of its obligations under the SPA) and (ii) Summit and/or such designee, as the case may be, shall effect the purchase of such Retained ADSs, including payment of the purchase price, not more than two (2) business days after delivery of the Market Trade Exercise Notice. If Summit does not deliver a Market Trade Exercise Notice within the Market Trade Exercise Period, then the SPA Sellers or their affiliates may during the five (5) business days period immediately following the Market Trade Exercise Period place an order to execute such sale so long as such sale has not been pre-arranged with one or more final buyers. If the SPA Sellers do not place an order to sell the Retained ADSs specified in the Market Trade Notice within such five (5) business days period, then the SPA Sellers shall not thereafter place an order to execute a Market Trade for more than 100,000 shares of Retained ADSs without first offering such Retained ADSs to Summit in the manner described above. The market trade option described above shall not apply if the SPA Sellers or their affiliates desire to place an order or multiple orders to execute Market Trades, in each case to sell less than 100,000 shares of Retained ADSs per each sale, so long as such sale or sales have not been pre-arranged with one or more final buyers.
     Registration Rights Agreement —Prior to the SPA Closing Date, Summit or its affiliate designee shall deliver a written notice to B&B Air agreeing to be subject to and bound by all the terms and conditions of the Registration Rights Agreement. Pursuant to such written notice, Summit or its affiliate designee shall become a “Holder” pursuant to the Registration Rights Agreement with respect to the Sale ADSs (and any subsequent ADSs Summit or its affiliate designee may acquire). From and after the SPA Closing Date, B&B JET-i will continue to be a “Holder” pursuant to the Registration Rights Agreement with respect to the Retained ADSs B&B JET-i continues to own.
     Closing Conditions — The closing of the transactions contemplated by the SPA is subject to certain customary closing conditions, including the accuracy of the parties’ representations and warranties, the performance of the parties’ respective covenants, the delivery of certain closing documentation, the lack of any governmental body order seeking to enjoin the transactions contemplated by the SPA and obtaining certain necessary consents and approvals.
     In addition, the closing of the transactions contemplated by the SPA is subject to the transactions contemplated by the Aircraft Management Business PSA (as defined below) having closed (or being capable of closing simultaneous with the transactions contemplated by the SPA) in accordance with its terms (as described further below).
     A copy of the SPA is filed herewith in Item 7 and is incorporated in this Item 6 by reference in its entirety. The foregoing descriptions of the SPA are qualified in their entirety by reference to the SPA.
SRA:
     On April 1, 2010, B&B JET-i also entered into the SRA with B&B Air, pursuant to which B&B JET-i has agreed to sell, and B&B Air has agreed to repurchase, in each case subject to the terms and conditions of the SRA, the Repurchased ADSs.
     The principal terms of the SRA include:
     Purchase Price — Subject to the terms and conditions of the SRA, B&B JET-i has agreed to sell the Repurchased ADSs to B&B Air for an aggregate purchase price equal to $17,658,906.70.
     Retained ADS Voting Arrangement — From and after the SRA Closing Date, so long as B&B JET-i or any of its affiliates owns any Retained ADSs, B&B JET-i agrees to (and to cause its affiliates to), at any meeting of the stockholders of B&B Air or in any other circumstances upon which a vote, consent or other approval of the stockholders of B&B Air is sought, (i) when a meeting is held, appear at such meeting or otherwise cause any such Retained ADSs to be counted as present thereat for the purpose of establishing a quorum and (ii) upon the written request of B&B Air at least five (5) business days prior to the proxy voting deadline for such meeting or vote, consent or approval of the stockholders of B&B Air, cause such Retained ADSs, with respect to any resolution proposed by the Board of Directors of B&B Air to be considered at any such meeting, to be voted at any such meeting in proportion to the voting instructions duly received by the depositary for the ADSs from all holders of ADSs by such voting deadline.
     Closing Conditions — The closing of the transactions contemplated by the SRA is subject to certain customary closing conditions, including the accuracy of the parties’ representations and warranties, the performance of the parties’ respective covenants, the delivery of certain closing documentation, the lack of any governmental body order seeking to enjoin the transactions contemplated by the SRA, obtaining certain necessary consents and approvals and delivery of a legal opinion from counsel to B&B JET-i as to certain specified matters.
     In addition, the closing of the transactions contemplated by the SRA is subject to the transactions contemplated by the Aircraft Management Business PSA (as defined below) having closed (or being capable of closing simultaneous with the transactions contemplated by the SRA) in accordance with its terms (as described further below).

     A copy of the SRA is filed herewith in Item 7 and is incorporated in this Item 6 by reference in its entirety. The foregoing descriptions of the SRA are qualified in their entirety by reference to the SRA.
Aircraft Management Business PSA:
     On April 1, 2010, BBIHPL, Babcock & Brown (UK) Holdings Limited, a United Kingdom private limited company (“B&B UK”), Babcock & Brown LP, a Delaware limited partnership (“B&B LP”), Babcock & Brown Ireland Limited, an Irish private limited company (“BBIL”), B&B JET-i, Babcock & Brown Securities Pty Ltd., a company limited by shares incorporated under the laws of Australia (ACN 003 080 840) (together with BBIHPL, B&B UK, B&B LP, BBIL and B&B JET-i being referred to collectively, as the “PSA Sellers”), and Summit entered into a Purchase and Sale Agreement (the “Aircraft Management Business PSA”), pursuant to which the PSA Sellers will, on the terms and subject to the conditions set forth in the Aircraft Management Business PSA, sell, convey, transfer and assign to Summit or its affiliate designee substantially all of the PSA Sellers’ interests in the PSA Sellers’ aircraft management business. As part of the proposed transactions contemplated by the Aircraft Management Business PSA, the PSA Sellers will transfer their rights as manager and servicer of B&B Air to Summit or certain of its designated affiliates, including:
(i)	Air Management Sale — BBIHPL will sell its equity in Babcock & Brown Air Management Co. Limited, a Bermuda exempted company (“Air Management”), the manager of B&B Air pursuant to each of (1) the Management Agreement, dated as of October 2, 2007, between Air Management and B&B Air and (2) the Administrative Services Agreement, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, AMBAC Assurance Corporation, Air Management and Babcock & Brown Air Funding I Limited;

(ii)	BBAM US Sale — B&B LP will sell its equity in Babcock & Brown Aircraft Management LLC, a Delaware limited liability company (“BBAM US”), the servicer of certain aircraft owned by B&B Air and its affiliates pursuant to each of (1) the Servicing Agreement, dated as of October 2, 2007, among BBAM US, Babcock & Brown Aircraft Management (Europe) Limited (“BBAM Europe”), Babcock & Brown Air Funding I Limited and AMBAC Assurance Corporation and (2) the Servicing and Administrative Services Agreement, dated as of November 7, 2007, among BBAM US, BBAM Europe, Babcock & Brown Air Acquisition I Limited and each Aircraft Subsidiary that becomes a party thereto;

(iii)	BBAM Europe Sale — BBIL will sell its equity in Babcock & Brown Limited, an Irish private limited company and the direct parent of BBAM Europe, the additional servicer under each of the Servicing Agreement and Servicing and Administrative Services Agreements referenced immediately above in clause (ii).
     The closing of the transactions contemplated by the Aircraft Management Business PSA is subject to certain customary closing conditions, including the accuracy of the parties’ respective representations and warranties, the performance of the parties’ respective covenants, the delivery of certain closing documentation, obtaining any necessary antitrust approvals, obtaining certain other necessary consents and approvals, the execution and delivery of certain ancillary agreements, the completion of certain reorganization transactions to settle certain intercompany account balances and remove certain subsidiaries to be retained by the PSA Sellers and the execution of agreements and releases by a certain percentage of employees of the aircraft management business. In addition, the closing of the transactions contemplated by the Aircraft Management Business PSA is subject to the transactions contemplated by the SPA having closed (or being capable of closing simultaneous with the transactions contemplated by the Aircraft Management Business PSA) in accordance with its terms and the following additional closing conditions:
•	Material Adverse Effect — There shall not have occurred any (i) material adverse change in the United States or foreign economies or securities or financial markets in general that has a materially disproportionate adverse effect on the PSA Sellers’ aircraft management business, relative to other participants in the aircraft management and leasing business, or (ii) material adverse effect on the PSA Sellers’ aircraft management business arising from natural disasters, epidemics, embargos, terrorism or military actions (or similar actions) or any escalation or material worsening thereof.
•	Lack of Transaction Legal Proceedings or Transaction Orders — There shall not be in effect any (i) legal proceedings which are reasonably likely to be successful and which would reasonably be expected to have a material adverse effect on the ability the parties to perform their obligations under, or consummate the transactions contemplated by, the Aircraft Management Business PSA, or (ii) order of a governmental body restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Aircraft Management Business PSA, other than a temporary restraining order.

•	Replacement Joint Marketing Agreement — Nomura Babcock & Brown Co., Ltd. (“NBB”) or one or more of its affiliates shall have entered into a new mutually agreed joint marketing agreement or other agreement, arrangement or understanding with Summit or one or more of its affiliates to replace and/or amend and restate the existing Joint Marketing Agreement between NBB and BBAM US (or Summit shall be satisfied that such new mutually agreed joint marketing agreement or other agreement, arrangement or understanding shall be in full force and effect immediately after the closing of the transactions contemplated by the Aircraft Management Business PSA).
Item 7. Material to Be Filed as Exhibits
     5. Securities Purchase Agreement, dated as of April 1, 2010, by and among Babcock & Brown JET-i Co., Ltd., a Cayman Islands limited company, Babcock & Brown Investment Holdings Pty Ltd., a company limited by shares incorporated under the laws of Australia (ACN 110 013 851), and Summit Partners, LLC, a Delaware limited liability company
     6. Securities Repurchase Agreement, dated as of April 1, 2010, between Babcock & Brown JET-i Co., Ltd., a Cayman Islands limited company, and Babcock & Brown Air Limited, a Bermuda exempted company

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of April 1, 2010 that the information set forth in this Statement is true, complete and correct.

Babcock & Brown JET-i Co., Ltd
By:	/s/ Walter A. Horst
	Name:	Walter A. Horst
	Title:	Authorised Signatory

Babcock & Brown Investment Holdings Pty Ltd
By:	/s/ Michael Larkin
	Name:	Michael Larkin
	Title:	Director

Babcock & Brown International Pty Ltd
By:	/s/ Michael Larkin
	Name:	Michael Larkin
	Title:	Director

Babcock & Brown Limited (Liquidators Appointed)
By:	/s/ Simon Cathro
	Name:	Simon Cathro
	Title:	Liquidator